11/21

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS: ______________________

COMPANY STATUS: ACTIVE A **BRANCH:** ____

FILE NO.: 83-1 **FISCAL YEAR:** __________

(03/94)

IADB

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2005
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2005, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Coupon (%)	Borrowing Currency	Borrowing Amount	Issue Price (%)	Issue Date	Maturity Date
6.25	NZD	100,000,000	101.703	28-July-2005	28-July-2015
9.25	MXN	250,000,000	100.750	2-Aug-2005	23-Mar-2010
Inflation Linked	CLP	36,302,500,000	100.000	25-Aug-2005	25-Aug-2010
6.00	NZD	600,000,000 as follows:			
		500,000,000	98.353	6-Sep-2005	15-Dec-2017
		100,000,000	98.520	6-Sep-2005	15-Dec-2017
7.05	ZAR	500,000,000	98.450	8-Sep-2005	8-Sep-2010
4.25	USD	1,000,000,000	99.044	14-Sep-2005	14-Sep-2015

Annex B

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
September 30, 2005

(Unaudited)

TABLE OF CONTENTS
SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

MANAGEMENT'S DISCUSSION AND ANALYSIS

September 30, 2005

INTRODUCTION

The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 24, 2005, including the Ordinary Capital Financial Statements for the year ended December 31, 2004, included therein. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements of the Bank's Ordinary Capital are prepared in accordance with generally accepted accounting principles (GAAP), which requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP, for example the fair value of financial instruments and the determination of the loan loss allowance, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Management believes that the reported income volatility of applying SFAS 133[1] is not representative of the underlying economics of the transactions as the Bank generally holds its derivatives and related bonds and loans to maturity. Accordingly, Income before SFAS 133 and currency transaction adjustments[2] is defined herein as "Operating Income", which is more representative of the results of the Bank's operations. The effects of SFAS 133 and currency transaction adjustments are reported separately in the Condensed Statement of Income and General Reserve and are excluded from the determination of ratios and other financial parameters.

In January 2005, the Board of Directors approved an initiative on internal controls that includes the implementation of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework, and the establishment of an annual process for management to report on the effectiveness of internal controls over financial reporting, and for the external auditors to attest to management's report. Management's first internal controls report and the auditors' attestation are expected to be issued in connection with financial information as of December 31, 2006.

FINANCIAL OVERVIEW

During the first nine months of 2005, the Bank approved 32 loans totaling \$3,131 million as compared to 33 loans that totaled \$1,749 million during the same period in 2004. Operating Income for the first nine months of 2005 was \$590 million, which is \$56 million lower than that for the same period in 2004. This change was mainly due to a decrease in net interest income and an increase in net non-interest expense, partially offset by lower loan and guarantee losses. Also, during the nine-month period ended September 30, 2005, there was a negative net currency translation adjustment of \$454 million on the Bank's net assets due to an appreciation of the United States dollar against the euro, the Swiss franc and the Japanese yen compared to a negative net currency translation adjustment of \$89 million for the same period in 2004.

The Bank negotiated debt security issues for a total amount of \$2.8 billion equivalent during the first nine months of 2005 (2004 - \$3.7 billion) that generated net proceeds of \$2.8 billion equivalent (2004 - \$3.6 billion) and had an average life of 8.2 years (2004 – 5.6 years).

The Effects of SFAS 133 and currency transaction adjustments for the first nine months of 2005 was an increase in income of \$105 million (2004 – \$157 million). The change was mainly due to a slight decrease in long-term interest rates, which increased the value of borrowing swaps, offset by a decrease in the amortization of borrowing basis adjustments arising from previous accounting hedges. During the first nine months of 2005, the change in fair value of borrowing and lending

---

[1] SFAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instruments and Hedging Activities", along with its related amendments.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

swaps due to interest rates amounted to an increase in income of $78 million (2004 – decrease of $53 million), and the amortization of basis adjustments amounted to an increase in income of $62 million (2004 - $214 million).

Borrowing swaps are financially equivalent to fixed-rate assets and, therefore, have shown an increase in value as a result of a decrease in long-term interest rates. Although the increase in value of borrowing swaps, due to changes in interest rates, is substantially offset by a corresponding increase in value of the associated fixed-rate borrowings, the latter is not recognized in the financial statements, in compliance with the Bank's application of SFAS 133 without hedge accounting.

Box 1 presents comparative selected financial data for the Bank's Ordinary Capital.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2005	Nine months ended September 30, 2004	Year ended December 31, 2004
Lending Summary			
Loans approved	$ 3,131	$ 1,749	$ 5,283
Undisbursed portion of approved loans	16,856	14,517	16,093
Gross disbursements	1,925	2,235	3,768
Net disbursements	(2,214)	(1,503)	(1,431)
Income Statement Data			
Operating income	$ 590	$ 646	$ 862
Effects of SFAS 133 and currency transaction adjustments	105	157	314
Net income	695	803	1,176
Returns and Costs, after swaps			
Return on average loans outstanding	4.98%	5.00%	5.02%
Return on average liquid investments	3.15%	2.05%	2.17%
Average cost of borrowings outstanding during the period	3.94%	3.39%	3.40%

	September 30, 2005	September 30, 2004	December 31, 2004
Balance Sheet Data			
Cash and investments-net [(1)], after swaps	$ 13,662	$ 13,008	$ 13,046
Loans outstanding	46,487	48,927	49,842
Borrowings outstanding [(2)], after swaps	42,267	44,992	45,144
Total equity	18,758	17,834	18,511
Total-Equity-to-Loans Ratio (TELR)	38.6%	35.3%	36.1%

(1) Net of Payable for investment securities purchased.
(2) Net of premium/discount.

CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the Total-Equity-to-Loans Ratio or TELR[3]. The Bank's

3 The TELR is the ratio of the sum of "Equity" (defined as paid-in capital stock, reserves and the allowance for loan and guarantee losses, minus borrowing countries' local cash balances, net receivable from members, prepaid pension benefit costs and the cumulative impact of SFAS 133 and currency transaction adjustments) to outstanding loans and net guarantee exposure.

standard loan charges are a 0.30% lending spread, 0.25% credit commission and no supervision and inspection fee. For the second semester of 2005, the Board of Executive Directors approved a reduction of these charges to 0.10% lending spread, 0.10% credit commission and no supervision and inspection fee. The income from these charges, combined with the income from the portion of loans funded with equity, is expected to be sufficient to cover the Bank's expenses and allow it to continue building reserves.

Table 1 presents the TELR calculated excluding the effects of SFAS 133 and currency transaction adjustments. This ratio has continued to increase steadily. During the period, there was a reduction of $3.3 billion in loan balances, which together with a slight decrease in equity used in the TELR resulted in a 2.5% increase in this ratio.

Table 1: TOTAL-EQUITY-TO-LOANS RATIO (TELR)
(Amounts expressed in millions of United States dollars)

	September 30, 2005	December 31, 2004
Equity used in TELR	$ 18,030	$ 18,045
Loans outstanding and net guarantee exposure	$ 46,693	$ 50,033
TELR	**38.6%**	**36.1%**

CONDENSED BALANCE SHEETS

Loan Portfolio: The Bank offers sovereign-guaranteed loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and with a number of restrictions, up to 10% of outstanding loans and guarantees, not including emergency lending, may be made without a sovereign guarantee directly to private sector entities carrying out projects in borrowing member countries (Private Sector Program).

The loan portfolio is the Bank's principal earning asset of which, at September 30, 2005, over 97% was sovereign-guaranteed and less than 3% was attributable to the Private Sector Program. At September 30, 2005, the total volume of outstanding loans was $46.5 billion, $3.3 billion lower than the $49.8 billion at December 31, 2004. The decrease in the loan portfolio was due to a higher level of loan collections ($4.1 billion, including prepayments of $1.4 billion mostly related to emergency lending) than disbursements ($1.9 billion), and currency translation adjustments of $1.1 billion.

Investment Portfolio: The Bank's investment portfolio comprises highly-rated debt securities and deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $616 million during the first nine months of 2005, which was attributable to the issuance, in September 2005, of a $1 billion global bond in anticipation of cash flow requirements for the remainder of the year, partially offset by negative currency translation adjustments of $462 million.

Borrowings Portfolio: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, decreased $2.9 billion as compared with December 31, 2004, primarily due to significant borrowing maturities, lower cash flow requirements, and currency translation adjustments of $1 billion.

Equity: Total equity at September 30, 2005 was $18.8 billion compared with $18.5 billion at December 31, 2004. The increase reflects the net income and translation adjustments for the period.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the nine months ended September 30, 2005, Operating Income was $56 million lower than the same period last year due to a decrease in net interest income and an increase in net non-interest expense, partially offset by a reduction in loan and guarantee losses.

Net interest income, comprising income on loans and investments less borrowing expenses, decreased $70 million in the first nine months of 2005 compared with the same period in 2004, primarily due to a reduction in the average loan balance of the

Emergency Lending Facility, which generates an interest rate margin of 4%, a decline in the size and the margin generated by the Bank's regular earning assets, and a reduction in loan spreads for the second semester of 2005, that was partially offset by an increase in the equity funded component of loans. The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for the nine months ended September 30, 2005 and 2004 and the year ended December 31, 2004 are shown in **Table 3**.

The provision for loan and guarantee losses decreased $45 million during the first nine months of the year compared with 2004 mainly due to a loan recovery of $10 million, an upgrade in the credit rating of Argentina, one of the main Bank borrowers, from selective default to B–, and a general improvement in Private Sector loan portfolio risk.

Net non-interest expense increased $25 million during the period mainly due to an increase in pension costs ($16 million) and expenditures under special programs/grants approved by the Board of Executive Directors ($10 million).

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,	
	2005	**2004**
Loan interest income	$ 1,751	$ 1,829
Investment income	279	206
	2,030	2,035
Less:		
Borrowing expenses	1,250	1,185
Net interest income	780	850
Other loan income	36	42
Other expenses:		
(Credit) provision for loan and guarantee losses	(37)	8
Net non-interest expense	263	238
Total	226	246
Operating Income	$ 590	$ 646

Table 3: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2005		Nine months ended September 30, 2004		Year ended December 31, 2004	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [(1)]	$ 48,023	4.88	$ 49,809	4.89	$ 49,721	4.92
Liquid investments	11,893	3.15	13,548	2.05	13,415	2.17
Total earning assets	59,916	4.54	63,357	4.28	63,136	4.34
Borrowings	42,424	3.94	46,587	3.39	46,200	3.40
Interest rate spread		0.60		0.89		0.94
Net interest margin [(2)]		1.74		1.79		1.84

(1) Excludes loan fees.

(2) Represents net interest income as a percent of average earning assets.

COMMITMENTS

Guarantees: The Bank makes partial guarantees without a sovereign counter-guarantee under its Private Sector Program and may also make partial guarantees for public sector operations with a member sovereign counter-guarantee. During the nine months ended September 30, 2005, the Bank approved one guarantee without a sovereign counter-guarantee in the amount of $28 million compared to two guarantees for $143 million during the nine months ended September 30, 2004. In addition, four guarantee lines in the aggregate amount of $100 million (2004 – $0) were authorized under a Trade Finance Facilitation Program approved in 2004.

Contractual Obligations: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At September 30, 2005, undisbursed loans amounted to $16,856 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 5.35 years with contractual maturity dates through 2027[3].

OTHER DEVELOPMENTS DURING THE QUARTER

Mr. Enrique V. Iglesias retired as president of the Bank effective September 30, 2005, after 17 years of service. The Board of Governors elected Mr. Luis Alberto Moreno to be the President of the Bank for a five-year term beginning October 1, 2005.

During the third quarter, a new liquidity policy was adopted to permit greater flexibility for the Bank's capital market operations. The new policy establishes yearly minimum and maximum liquidity levels (computed at 20% and 40%, respectively, of the projected year-end outstanding loan balance) and is expected to increase slightly the Bank's liquid holdings and borrowing requirements in 2006 and 2007.

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[3] The maturity structure of medium- and long-term borrowings outstanding at the end of 2004 is presented in Appendix I-5 to the December 31, 2004 financial statements.

CONDENSED QUARTERLY FINANCIAL STATEMENTS
(UNAUDITED)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
Expressed in millions of United States dollars

	September 30, 2005 (Unaudited)		December 31, 2004	
ASSETS				
Cash and investments				
Cash	$ 234		$ 210	
Investments				
Trading	10,135		9,162	
Held-to-maturity	3,544	$ 13,913	3,809	$ 13,181
Loans outstanding	46,487		49,842	
Allowance for loan losses	(154)	46,333	(199)	49,643
Receivable from members		438		457
Receivable from currency and interest rate swaps		1,872		2,366
Other assets		1,543		1,699
Total assets		$ 64,099		$ 67,346
LIABILITIES AND EQUITY				
Liabilities				
Borrowings		$ 43,734		$ 46,813
Payable for currency and interest rate swaps		489		845
Payable for investment securities purchased		183		20
Amounts payable to maintain value of currency holdings		214		362
Other liabilities		721		795
Total liabilities		45,341		48,835
Equity				
Capital stock				
Subscribed 8,368,563 shares (2004-8,368,379)	$100,953		$ 100,951	
Less callable portion	(96,613)		(96,611)	
Paid-in capital stock	4,340		4,340	
General reserve	11,467		10,772	
Special reserve	2,665		2,665	
Accumulated other comprehensive income	286	18,758	734	18,511
Total liabilities and equity		$ 64,099		$ 67,346

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND GENERAL RESERVE

Expressed in millions of United States dollars

	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)	
Income				
Loans	$ 586	$ 622	$ 1,787	$ 1,871
Investments	99	71	279	206
Other	2	3	8	6
Total income	687	696	2,074	2,083
Expenses				
Borrowing expenses, after swaps	432	400	1,250	1,185
(Credit) provision for loan and guarantee losses	(10)	-	(37)	8
Administrative expenses	90	88	261	244
Special programs/grants	-	-	10	-
Total expenses	512	488	1,484	1,437
Income before SFAS 133 and currency transaction adjustments	175	208	590	646
Effects of SFAS 133 and currency transaction adjustments	(257)	324	105	157
Net income (loss)	(82)	532	695	803
General reserve, beginning of period	11,549	9,894	10,772	9,623
General reserve, end of period	$ 11,467	$ 10,426	$ 11,467	$ 10,426

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of United States dollars

	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)	
Net income (loss)	$ (82)	$ 532	$ 695	$ 803
Other comprehensive income (loss)				
Translation adjustments	(58)	5	(454)	(89)
Reclassification to income - cash flow hedges	1	3	6	8
Total other comprehensive income (loss)	(57)	8	(448)	(81)
Comprehensive income (loss)	$ (139)	$ 540	$ 247	$ 722

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of United States dollars

	Nine months ended September 30, 2005	Nine months ended September 30, 2004
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$(1,925)	$ (2,235)
Loan collections (net of participations)	4,139	3,738
Net cash provided by lending activities	2,214	1,503
Net (increase) decrease in trading investments	(1,096)	1,548
Gross purchases of held-to-maturity investments	(2,159)	(3,567)
Gross proceeds from maturities of held-to-maturity investments	2,197	3,678
Miscellaneous assets and liabilities	19	(41)
Net cash provided by lending and investing activities	1,175	3,121
Cash flows from financing activities		
Medium- and long-term borrowings:		
Gross proceeds	2,894	3,123
Repayments	(4,455)	(5,520)
Short-term borrowings, net	(302)	(1,520)
Collections of receivable from members	23	30
Net cash used in financing activities	(1,840)	(3,887)
Cash flows from operating activities		
Loan income collections	1,892	1,870
Interest and other costs of borrowings, after swaps	(1,232)	(1,158)
Income from investments	282	198
Other income	8	7
Administrative expenses	(253)	(258)
Net cash provided by operating activities	697	659
Effect of exchange rate fluctuations on cash	(8)	(7)
Net increase (decrease) in cash	24	(114)
Cash, beginning of year	210	347
Cash, end of period	$ 234	$ 233

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED NOTES TO FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). Unless otherwise indicated, all financial information provided in these condensed quarterly financial statements refers to the Ordinary Capital. In addition, the condensed quarterly financial statements should be read in conjunction with the December 31, 2004 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – LOANS AND GUARANTEES

Loan Charges: The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans comprising approximately 87% of the loans portfolio. The loan charges are subject to semiannual approval by the Board of Executive Directors. For the second semester of 2005, the Board of Executive Directors approved a reduction of these charges to 0.10% lending spread, 0.10% credit commission and no supervision and inspection fee.

Nonaccrual and impaired loans and allowance for loan losses: At September 30, 2005 and December 31, 2004, all loans were performing except for certain Private Sector Program loans, which were classified as impaired and were in non-accrual status.

The following table provides financial information related to impaired loans as of September 30, 2005 and December 31, 2004 (in millions):

	2005 (Unaudited)	2004
Recorded investment at end of period [(1)]	$ 173	$ 216
Allowance for loan losses	80	83
Average recorded investment during period	193	246

(1) A loan loss allowance has been recorded against each of the impaired loans, except for two loans with an aggregate recorded investment of $20.3 million.

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months and nine months ended September 30, 2005 and 2004 is as follows (in millions):

	Three months ended September 30,	
	2005	2004
	(Unaudited)	
Loan income recognized	$ 3	$ 2
Loan income that would have been recognized on a cash basis during the period	4	5

	Nine months ended September 30,	
	2005	2004
	(Unaudited)	
Loan income recognized	$ 8	$ 3
Loan income that would have been recognized on a cash basis during the period	10	8

The changes in the allowance for loan and guarantee losses for the nine months ended September 30, 2005 and the year ended December 31, 2004 were as follows (in millions):

	2005 (Unaudited)	2004
Balance, beginning of year	$ 199	$ 183
(Credit) provision for loan and guarantee losses	(37)	21
Private Sector Program:		
Write-offs	(5)	(5)
Recoveries	10	-
Balance, end of period	$ 167	$ 199
Composed of:		
Allowance for loan losses	$ 154	$ 199
Allowance for guarantee losses[(1)]	13	-
Total	$ 167	$ 199

(1) The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

Guarantees: As of September 30, 2005, the Bank had approved, net of cancellations and maturities, guarantees without sovereign counter-guarantees in the amount of $623 million ($745 million as of December 31, 2004). In addition, the Bank has a Trade Finance Facilitation Program, approved in 2004, providing for up to $400 million in partial credit guarantees on short-term trade related transactions. As of September 30, 2005, four guarantee credit lines in the amount of $100 (2004 – $0) million had been authorized under this Program, and eight guarantees in the aggregate amount of $18 million had been issued.

At September 30, 2005, guarantees of $330 million (2004—$331 million) were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. Outstanding guarantees have remaining maturities ranging from 5 to 20 years, except for trade related guarantees that mature within a year. As of September 30, 2005, no guarantees provided by the Bank had been called.

NOTE C – EFFECTS OF SFAS 133 AND CURRENCY TRANSACTION ADJUSTMENTS

Effects of SFAS 133 and currency transaction adjustments on the Condensed Statement of Income and General Reserve for the three months and nine months ended September 30, 2005 and 2004 comprise the following (in millions):

	Three months ended September 30,	
	2005	2004
	(Unaudited)	
(Decrease) increase in fair value of derivative instruments due to movements in:		
Exchange rates	$ 84	$ 277
Interest rates	(280)	272
Total change in fair value of derivatives	(196)	549
Currency transaction gains (losses) on borrowings	(84)	(284)
Amortization of borrowing and loan basis adjustments	25	63
Reclassification to income - cash flow hedges	(2)	(4)
Total	$ (257)	$ 324

	Nine months ended September 30,	
	2005	2004
	(Unaudited)	
(Decrease) increase in fair value of derivative instruments due to movements in:		
Exchange rates	$ (298)	$ 22
Interest rates	78	(53)
Total change in fair value of derivatives	(220)	(31)
Currency transaction gains (losses) on borrowings	269	(17)
Amortization of borrowing and loan basis adjustments	62	214
Reclassification to income - cash flow hedges	(6)	(9)
Total	$ 105	$ 157

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2005, foreign exchange losses on borrowing swaps, amounting to $298 million (2004 – gains of $22 million), offset currency transaction gains on borrowings of $269 million (2004 – losses of $17 million).

NOTE D – PENSION AND POSTRETIREMENT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first nine months of 2005 amounted to $30 million (2004 – $22 million). As of September 30, 2005, the estimate of contributions expected to be paid to the Plans and the PRBP during 2005 remained substantially unchanged from that disclosed in the December 31, 2004 financial statements: $29 million for the Plans and $12 million for the PRBP. Contributions for 2004 amounted to $29 million and $7 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation method approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Statement of

NOTE D – PENSION AND POSTRETIREMENT PLANS (Continued)

Income and General Reserve. The following table summarizes the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2005 and 2004 (in millions):

	Pension Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)	
Service cost	$ 15	$ 12	$ 44	$ 36
Interest cost	26	24	79	73
Expected return on plan assets	(33)	(32)	(100)	(97)
Amortization of prior service cost	-	-	1	1
Net periodic benefit cost	$ 8	$ 4	$ 24	$ 13
Of which:				
ORC's share	$ 7	$ 3	$ 20	$ 11
FSO's share	$ 1	$ 1	$ 4	$ 2

	Postretirement Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)	
Service cost	$ 7	$ 5	$ 21	$ 16
Interest cost	10	10	31	30
Expected return on plan assets	(13)	(13)	(39)	(40)
Amortization of:				
Prior service cost	-	-	1	-
Unrecognized net gain	-	(1)	-	(1)
Net periodic benefit cost	$ 4	$ 1	$ 14	$ 5
Of which:				
ORC's share	$ 3	$ 1	$ 11	$ 4
FSO's share	$ 1	$ -	$ 3	$ 1

NOTE E – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the nine months ended September 30, 2005, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income. Loan income from these three countries was $358 million, $342 million, and $249 million, respectively.